Exhibit 2.6

AMENDMENT TO AGREEMENT AND

PLAN OF MERGER

This Amendment, dated as of December 31, 2010 (this “Amendment”), to the Agreement and Plan of Merger, dated as of September 3, 2010 (the “Merger Agreement”), by and among DMI BioSciences, Inc., a Colorado corporation (the “Company”), Ampio Pharmaceuticals, Inc., a Delaware corporation (“Parent”), Ampio Acquisition, Inc., a Colorado corporation and wholly-owned subsidiary of Parent (the “Merger Subsidiary”); and the Company’s Control Shareholders.

WHEREAS, on September 14, 2010, the Company obtained shareholder approval to adopt and approve the Merger Agreement and on or about November 8, 2010, Parent obtained the requisite shareholder consent to enter into the Merger Agreement; and

WHEREAS, because the Company determined following its meeting of shareholders that it had substantially in excess of 35 non-accredited investors, the Parent Merger Stock may be issued to the Company shareholders only upon registration of the Parent Merger Stock through the filing of a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”); and

WHEREAS, Section 9.1 of the Merger Agreement permits the parties to amend the Merger Agreement by execution of an instrument in writing signed by each of Parent, Merger Sub, the Company, and the Control Shareholders; and

WHEREAS, each of Parent, Merger Sub, the Company, and the Control Shareholders desire to amend the Merger Agreement as provided herein.

NOW, THEREFORE, in consideration of the mutual agreements specified in this Amendment, Parent, Merger Sub, the Company, and the Control Shareholders hereby agree as follows:

1. Amendment of Section 3.3(a) of the Merger Agreement. Section 3.3(a) of the Merger Agreement is amended and restated in its entirety as follows:

“(a) The Merger, this Agreement, and any other transaction contemplated by this Agreement, as well as the changes to the Agreement contemplated by the Amendment dated as of December 30, 2010 to the Agreement shall have been approved by the Board of Directors of the Company and Parent, as well as the required percentage of the Company and Parent Shareholders, subject to the proviso that the Parties acknowledge and agree that the Company shareholders’ vote held on September 14, 2010 shall be advisory and non-binding in nature, and for purposes of this Agreement shall be null and void and shall not be considered in any respect to have satisfied the Company’s obligation to secure approval of its shareholders of the Merger, this Agreement and other transactions contemplated by this Agreement. Parent hereby waives all rights, if any, that Parent has to enforce the Agreement on the basis of the September 14, 2010 vote of the Company’s shareholders. Notwithstanding any other provision of the Agreement, the Parties agree that the approval by consent of at least 66 2/3% of the Company’s Shareholders shall be sufficient for approval of the Merger, this Agreement and other transactions contemplated by this Agreement. Such consent agreement shall create no legal obligation to consent to the Merger until the conditions set forth in Section 3.3(e) are satisfied.”

2. Amendment of Section 3.3 of the Merger Agreement. Section 3.3 of the Merger Agreement is amended in order to add the following provisions:

“(e) The Merger and the Closing shall occur only after (i) the Company provides a definitive information statement/prospectus to each of its shareholders in the form included by Parent in the Registration Statement to be filed with the SEC, which information statement/prospectus shall disclose that Company shareholders holding at least 66 2/3% of the Company common stock have agreed to consent to the adoption of the Agreement, as amended, and to approve the Merger and the other transactions contemplated by the Agreement, (ii) the Merger Stock is registered on the Registration Statement, which is then declared effective by the SEC, and (iii) Company shareholders not a party to an agreement to execute a Company shareholder consent are again provided the right to exercise dissenters’ rights, regardless of whether such persons were previously given the opportunity to exercise dissenters’ rights under applicable Colorado law. The Company will use its reasonable best efforts to mail the information statement/prospectus to its shareholders within four (4) calendar days after the Registration Statement is declared effective. The Company’s Board of Directors will recommend that the Company’s shareholders adopt the Agreement and approve the Merger and the other transactions contemplated thereby, and must use its reasonable best efforts to obtain such adoption and approval from the Company’s shareholders in the requisite percentage by written consent. This obligation to use such reasonable best efforts to obtain adoption of the merger agreement and approval of the Merger and the other transactions contemplated thereby is not to be limited by the commencement, disclosure, announcement or submission of any competing transaction (whether or not it is a superior competing transaction).

(f) If Parent has not filed a Registration Statement by March 1, 2011, the Company shall have the right, beginning on March 1, 2011 and ending on June 15, 2011, to put its assets to Parent in exchange for Five Million (5,000,000) shares of Ampio common stock (the “Put Period”). In this event, the Company will not be required to donate to the capital of Parent the 3,500,000 shares of Parent common stock now owned by the Company, and other modifications to the terms of the transaction will be modified as necessary to reflect the restructuring of the transaction. If the Merger is restructured as an asset sale, the approval of Company’s shareholders will be required. During the Put Period, the Company and Parent shall negotiate in good faith to structure the Merger as an asset sale.

3. Amendment of Section 2.8 of the Merger Agreement. Section 2.8 of the Merger Agreement is amended and restated in its entirety to read as follows:

“At the Closing, no Company Rights shall remain outstanding, as (i) all “in-the-money” Company Rights shall have been extinguished in exchange for 405,066 shares of Parent Merger Stock, and (ii) all “out-of-the- money” Company Rights, being 250,850 Company stock options, shall have been exchanged for 212,693 Parent Rights, on terms as nearly equal as possible to those that such persons hold in the capacity of Company Rights holders, whereupon the all Company Rights shall thereupon be cancelled and of no further force or effect. The Company specifically represents and warrants that there are no other Company Rights or Company convertible securities issued or outstanding at the date of the Amendment, except as described above and except as are being extinguished under the Conversion Agreement. For purposes of determining which Company Rights are “in-the-money” or “out-of-the-money,” the Company and Parent Boards of Directors are hereby directed to refer to the price of Parent stock on September 3, 2010, the date immediately prior to the execution of the Agreement, at which time the last reported sale of Parent common stock occurred at a price of $1.90 per share.”

4. Amendment of Section 2.2 of the Merger Agreement. Section 2.2 of the Merger Agreement is amended to provide that the Closing shall occur not later than the second business day following the date on which the last of the conditions to closing in the Agreement, as amended, are fulfilled or waived.

5. Amendment of Section 1.1 of the Merger Agreement. Section 1.1 of the Merger Agreement is amended and restated in its entirety with respect to the definitions of “Lock-Up Agreement” and “Parent Merger Stock,” and to add a definition of “Registration Statement,” as follows:

““Lock-Up Agreement” means the form of the lock-up Agreement which the Company Shareholders and those Persons holding “in-the-money” Company Rights will be required to execute with the Company and/or the Parent before receiving the shares of Parent Merger Stock issuable at the Effective Time, which Lock-Up Agreement shall require the Company Shareholders and Persons holding “in-the-money” Company Rights to agree not to sell, pledge, hypothecate, borrow against, hedge, or otherwise transfer the economic incidents of ownership of the Parent Merger Stock received by them prior to December 31, 2011, except with respect to permitted transfers described in the Lock-Up Agreement, the form of which will be provided by Parent to the Company. Notwithstanding the foregoing, executive and non-executive officers of the Company who receive Merger Stock or Parent stock in lieu of Company Rights, and executive and non-executive officers and employees of Parent at the time of the Merger, must sign Lock-Up Agreements covering the Merger Stock, and any other Parent shares of common stock or Parent Rights owned by such persons prior to, or following, the Closing for a period through February 28, 2012.

“Parent Merger Stock” means 8,667,905 shares of Parent Common Stock to be issued by Parent in conjunction with the Merger, which shall before distribution to the Company Shareholders be reduced by (i) 500,000 shares of Parent Merger Stock allocated by the Company to conversion of approximately $500,000 in Company indebtedness immediately prior to the Effective Time under the Conversion Agreement (and the contemporaneous extinguishment and cancellation of accrued interest and penalties or whatever kind or nature that are otherwise due under the instruments described in the Conversion Agreement), and (ii) 405,066 shares of Parent Merger Stock allocated by the Company to net issuances to Company Rights holders whose options or warrants evidence exercise prices that are “in-the-money” based on the price of the Parent Common Stock on September 3, 2010.”

“Registration Statement” means a registration statement on Form S-4 which Parent will file with the SEC in January 2011 or as soon thereafter as practicable, subject to the provisions stated in this Amendment, Section 3.3(f).

6. Amendment of Section 7.1(e) of the Merger Agreement. Section 7.1(e) of the Merger Agreement is amended to replace the reference to mailing of Company Shareholder Notice Materials by “September 4, 2010,” to “both the mailing of a definitive information statement/prospectus to the Company Shareholders and the Closing occurring before June 15, 2011.”

7. Amendment of Section 7.1(f) of the Merger Agreement. Section 7.1(f) of the Merger Agreement, which appears on the execution copy of the Merger Agreement in the last paragraph on page 45 and the first paragraph on page 46, is amended and restated in its entirety as follows:

“(g) by the Company, if consents in writing setting forth the adoption of this Agreement signed by the holders of outstanding Parent Common Stock having not less than the minimum number of votes and/or shares, as applicable, that are necessary to authorize or take such action in accordance with the DGCL shall not have been delivered to Parent prior to 5:00 p.m. Mountain Daylight Time by February 28, 2011; or”

8. Amendment of Section 7.1(g) of the Merger Agreement. Section 7.1(g) of the Merger Agreement is amended to re-letter such paragraph as Section 7,1(h) and replace the reference to “September 30, 2010” with “within a reasonable period of time, being not less than eight business days nor more than 14 business days after the date on which the definitive information statement/prospectus is mailed to the Company’s shareholders, and approval by consent of not less than 66 2/3% of the Company’s shareholders shall have been obtained by the Company after the Company uses all reasonable best efforts to obtain such consent.”

9. Amendment of Section 8.2 of the Merger Agreement. Section 8.2 of the Merger Agreement is amended to replace the reference to “18 months from the Closing” as the definition of the Survival Period with “until December 31, 2011” as the definition of the Survival Period.

10. Amendment of Section 8.6(b) of the Merger Agreement. Section 8.6(b) of the Merger Agreement is amended to replace the reference to “15% of the Parent Merger Stock” with “250,000 shares of Parent Merger Stock.”

11. Amendment of Section 9.2 of the Merger Agreement. Section 9.2 of the Merger Agreement is amended to replace the references to “8400 East Crescent Parkway, Suite 600,” with “5445 DTC Parkway, P4.”

12. Amendment of Section 5.25 of the Merger Agreement. Existing Section 5.25 of the Merger Agreement is replaced in its entirety as follows:

“The Company shall take all appropriate action prior to Closing to obtain from the persons owning or holding outstanding Company securities prior to Closing a signed Lock-Up Agreement which shall contain terms consistent with the revised definition of Lock-Up Agreement in the Amendment, the form of which will be provided by Parent to the Company. The Parties agree that Parent shall be contractually obligated to obtain a signed Lock-Up Agreement from each Company Shareholder, Company Rights Holder, or holder of promissory notes being converted under the Conversion Agreement, before Parent (or its exchange agent) is obligated to deliver to each Company Shareholder, Company Rights Holder, or holder of promissory notes being converted under the Conversion Agreement the certificates representing Parent Merger Stock.”

13. Amendment of Section 2.11 of the Merger Agreement. Section 2.11 of the Merger Agreement is deleted in its entirety.

14. Amendment of Section 7.1(d) of the Merger Agreement. Section 7.1(d) of the Merger Agreement is deleted in its entirety.

15. Amendment of Section 2.7(f) of the Merger Agreement. Section 2.7(f) of the Merger Agreement is amended to replace the references to “shall be rounded up to the nearest whole share” with “shall receive cash in lieu of a fractional share of Parent Merger Stock. The amount of cash will be equal to the fair market value of the fractional share, which fair market value shall be determined by multiplying the relevant share fraction by the per share value of $2.30 (being the average of the December 2010 last reported sale prices of Parent Common Stock as reported by the OTC Bulletin Board). No interest will be paid or will accrue on the cash payable upon surrender of fractional certificates.”

16. Preparation of Information Statement. Parent agrees to use its reasonable best efforts to file with the SEC the preliminary information statement/prospectus within four (4) Business Days of execution of this Amendment.

17. Representations and Warranties. Each of the Company, Parent and Merger Sub represents and warrants that (i) it has the corporate power and authority to execute and deliver this Amendment, (ii) this Amendment has been duly and validly authorized by all necessary action of its Board of Directors and, with respect to the Company, the Company’s Board of Directors has unanimously approved this Amendment, and (iii) this Amendment has been duly and validly executed and delivered and, assuming due authorization and execution by the other parties hereto, constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms.

18. Defined Terms; Conflict. Capitalized terms used but not defined herein shall have the meaning assigned to them in the Agreement. In the event of any conflict between the Agreement and this Amendment, this Amendment will control.

19. No Other Modification. The Merger Agreement shall not be modified by this Amendment in any respect except as expressly set forth herein.

20. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to the conflicts of law rules of such state.

21. Counterparts. This Amendment may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized respective officers as of the date first written above.

COMPANY:

DMI BioSciences, Inc.

By:
/s/ Bruce G. Miller
Name:	Bruce G. Miller

Title:	President

PARENT:

Ampio Pharmaceuticals, Inc.

By:
/s/ Donald B. Wingerter, Jr.
Name:	Donald B. Wingerter, Jr.

Title:	Chief Executive Officer

MERGER SUBSIDIARY: Ampio Acquisition, Inc.

By:
/s/ Donald B. Wingerter, Jr.
Name:	Donald B. Wingerter, Jr.

Title:	Chief Executive Officer

“DMI BIOSCIENCES CONTROL SHAREHOLDERS” or “COMPANY CONTROL SHAREHOLDERS”:

/s/ Bruce G. Miller
Bruce G. Miller

/s/ David Bar-Or
David Bar-Or

/s/ Raphael Bar-Or
Raphael Bar-Or

/s/ James Winkler
James Winkler

/s/ Wannell Crook
Wannell Crook

Genesis Investment Fund, for itself and its Affiliates:

By:

Print Name:

Title: